UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 29, 2022

3M COMPANY
(Exact name of registrant as specified in its charter)

Delaware	File No. 1-3285	41-0417775
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3M Center, St. Paul, Minnesota	55144-1000
(Address of Principal Executive Offices)	(Zip Code)

(Registrant’s Telephone Number, Including Area Code) (651) 733-1110

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $.01 Per Share	MMM	New York Stock Exchange
	MMM	Chicago Stock Exchange, Inc.
0.950% Notes due 2023	MMM23	New York Stock Exchange
1.500% Notes due 2026	MMM26	New York Stock Exchange
1.750% Notes due 2030	MMM30	New York Stock Exchange
1.500% Notes due 2031	MMM31	New York Stock Exchange

Note: The common stock of the Registrant is also traded on the SWX Swiss Exchange.

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On August 29, 2022, 3M Company (“3M”) issued a press release announcing that the final exchange ratio for its previously announced offer to exchange shares of 3M common stock, par value $0.01 per share (“3M common stock”), for shares of common stock, par value $0.01 per share (“SpinCo common stock”) of Garden SpinCo Corporation (“SpinCo”), is 6.7713 shares of SpinCo common stock for each share of 3M common stock accepted for exchange. The exchange offer is being conducted in connection with 3M’s previously announced pending separation of 3M’s food safety business (the “Food Safety Business”) and the subsequent merger of SpinCo, a subsidiary of 3M formed to hold the Food Safety Business, with a subsidiary of Neogen Corporation (“Neogen”) in a Reverse Morris Trust transaction.

A copy of 3M’s press release announcing the final exchange ratio is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Cautionary Note on Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Neogen, 3M and SpinCo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Neogen and 3M’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Neogen and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction may not be satisfied or waived, on a timely basis or otherwise; (2) the risk that the proposed transaction may not be completed on the terms or in the timeframe expected by Neogen, 3M and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the business of Neogen and the Food Safety Business, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the Food Safety Business from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the proposed transaction with their employees, customers, suppliers, or other counterparties; and (17) risk factors detailed from time to time in Neogen’s and 3M’s reports filed with the SEC, including Neogen’s and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including the Neogen Registration Statement, which was declared effective by the SEC on August 4, 2022 and the SpinCo Registration Statement, which was declared effective by the SEC on August 4, 2022. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Neogen, 3M or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo filed the SpinCo Registration Statement and Neogen filed the Neogen Registration Statement.  In addition, 3M filed with the SEC on August 4, 2022 a Schedule TO (as may be amended and supplemented, the “3M Schedule TO”) in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SPINCO REGISTRATION STATEMENT, NEOGEN REGISTRATION STATEMENT, 3M SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS THAT ARE MADE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEOGEN, 3M, SPINCO AND THE PROPOSED TRANSACTION. The SpinCo Registration Statement, Neogen Registration Statement, 3M Schedule TO and other documents relating to the proposed transaction (as they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The SpinCo Registration Statement, Neogen Registration Statement, 3M Schedule TO and other documents (as they become available) can also be obtained free of charge from 3M upon written request to 3M Investor Relations Department, Bldg. 224-1 W-02, St. Paul, MN 55144, or by e-mailing investorrelations@3M.com or upon written request to Neogen’s Investor Relations, 620 Lesher Place, Lansing, Michigan 48912 or by e-mailing ir@neogen.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits.

(d) Exhibits
Exhibit Number	Description
99.1	Press release of 3M Company, dated August 29, 2022
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

3M COMPANY

By:	/s/ Michael M. Dai

Michael M. Dai,
Vice President, Associate General Counsel & Secretary

Dated: August 29, 2022

Exhibit 99.1

3M Sets Final Exchange Ratio in Split-Off Exchange Offer
in Connection with Neogen Transaction

ST. PAUL, Minn., Aug. 29, 2022 /PRNewswire/ – 3M (NYSE: MMM) announced today the final exchange ratio of 6.7713 for its split-off exchange offer to 3M stockholders to exchange their shares of 3M common stock for shares of common stock of Garden SpinCo Corporation (“SpinCo”).  The exchange offer is being conducted in connection with the previously announced pending separation of 3M’s food safety business and the subsequent merger of SpinCo, a subsidiary of 3M formed to hold the food safety business, with a subsidiary of Neogen Corporation (“Neogen”).

For each share of 3M common stock that is validly tendered and accepted for exchange, 3M will deliver approximately 6.7713 shares of SpinCo common stock.  Upon completion of the merger, each share of SpinCo common stock will be converted into the right to receive one share of Neogen common stock.  As a result, 3M stockholders who tender shares of 3M common stock in the exchange offer will receive approximately 6.7713 shares of Neogen common stock (subject to the receipt of cash in lieu of fractional shares) for each share of 3M common stock accepted for exchange. Because the final exchange ratio is less than the upper limit, the upper limit is not in effect.

The exchange offer is scheduled to expire at 11:59 p.m., New York City time, on August 31, 2022, unless terminated or extended, and the closing of the merger is expected to occur promptly following the consummation of the exchange offer.  3M stockholders may tender or withdraw their shares of 3M common stock until the expiration of the exchange offer by following the procedures described in the exchange offer materials.  The closing of the exchange offer and the merger remain subject to the satisfaction or waiver of customary closing conditions, as described in the exchange offer materials.

Based on the final exchange ratio, 3M currently expects to accept for exchange approximately 15,989,536 shares of 3M common stock if the exchange offer is fully subscribed. Because the exchange offer will be subject to proration if the exchange offer is oversubscribed, the number of shares of 3M common stock that 3M accepts in the exchange offer may be less than the number of shares validly tendered by 3M stockholders. If the exchange offer is consummated but not fully subscribed, 3M will distribute the remaining shares of SpinCo common stock on a pro rata basis to 3M stockholders as of 5:00 p.m. Eastern time on August 31, 2022 whose shares of 3M common stock remain outstanding after the completion of the exchange offer. Any 3M stockholder who validly tenders their shares and whose shares are accepted in the exchange offer will have waived and forfeited all of their rights to receive any shares of SpinCo common stock in that pro rata distribution.

For more information about the exchange offer, please contact the information agent, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or at the telephone number 888-607-6511 (toll-free in the United States).

About 3M

At 3M, we apply science in collaborative ways to improve lives daily as our employees connect with customers all around the world. Learn more about 3M’s creative solutions to the world’s problems at www.3M.com or on Twitter @3M or @3MNews.

3M Media Contact:
Jennifer Ehrlich
(651) 592-0132 or 3Mnews@mmm.com

3M Investor Contact:
Bruce Jermeland
(651) 733-1807

Diane Farrow
(612) 202-2449

Cautionary Note on Forward-Looking Statements

This release includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Neogen, 3M and SpinCo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined Neogen-SpinCo company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Neogen and 3M’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Neogen and 3M’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction may not be satisfied or waived, on a timely basis or otherwise; (2) the risk that the proposed transaction may not be completed on the terms or in the timeframe expected by Neogen, 3M and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the business of Neogen and the Food Safety Business, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the Food Safety Business from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the proposed transaction with their employees, customers, suppliers, or other counterparties; and (17) risk factors detailed from time to time in Neogen’s and 3M’s reports filed with the Securities and Exchange Commission (the “SEC”), including Neogen’s and 3M’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including Neogen’s registration statement on Form S-4 (Reg. No. 333-263667) that includes a prospectus relating to the shares of Neogen common stock to be issued in the proposed transaction, as amended and supplemented (the “Neogen Registration Statement”), which was declared effective by the SEC on August 4, 2022 and SpinCo’s registration statement on Form S-4 and Form S-1 (Reg. No. 333-263669) in connection with its separation from 3M that contains a prospectus relating to the shares of SpinCo common stock to be issued in the proposed transaction, as amended and supplemented (the “SpinCo Registration Statement”), which was declared effective by the SEC on August 4, 2022 , in each case, filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Neogen, 3M or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo filed the SpinCo Registration Statement and Neogen filed the Neogen Registration Statement.  In addition, 3M filed with the SEC on August 4, 2022 a Schedule TO (as may be amended and supplemented, the “3M Schedule TO”) in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SPINCO REGISTRATION STATEMENT, NEOGEN REGISTRATION STATEMENT, 3M SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS THAT ARE MADE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEOGEN, 3M, SPINCO AND THE PROPOSED TRANSACTION. The SpinCo Registration Statement, Neogen Registration Statement, 3M Schedule TO and other documents relating to the proposed transaction (as they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The SpinCo Registration Statement, Neogen Registration Statement, 3M Schedule TO and other documents (as they become available) can also be obtained free of charge from 3M upon written request to 3M Investor Relations Department, Bldg. 224-1 W-02, St. Paul, MN 55144, or by e-mailing investorrelations@3M.com or upon written request to Neogen’s Investor Relations, 620 Lesher Place, Lansing, Michigan 48912 or by e-mailing ir@neogen.com.

No Offer or Solicitation

This release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.